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           UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549
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                                         SEC File Number: 000-26169
            FORM 12b-25                  ---------------------------------------

    NOTIFICATION OF LATE FILING          Cusip Number: 169464 10 4
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(Check one)    Form 10-K [X]    Form 20-F [ ]    Form 11-K [ ]    Form 10-Q [ ]
Form N-SAR [ ]    Form N-CSR [ ]

       For Period Ended: December 31, 2006
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       [  ]     Transition Report on Form 10-K
       [  ]     Transition Report on Form 20-F
       [  ]     Transition Report on Form 11-K
       [  ]     Transition Report on Form 10-Q
       [  ]     Transition Report on Form N-SAR
       For the Transition Period Ended:________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                    Chinawe.com Inc.
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Full Name of Registrant

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Former Name if Applicable

         Room 7, 13/F, Block A Fuk Keung Industrial Building, 66-68 Tong Mi Road
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Address of Principal Executive Office (Street and Number)

                                    Kowloon, Hong Kong
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [X]    (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or
                portion thereof, will be filed on or before the fifteenth
                calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's accountants need additional time to review the Registrant's financial statements with the Registrant for the year ended December 31, 2006.

                         (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

      Joel I. Frank                            (212)              753-7500
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      Name                                  (Area Code)      (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company
      Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                [X] Yes  [ ] No

(3)   It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion
      thereof?                                                  [X] Yes  [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
      The earning statements to be included in the subject report will show a net loss of approximately $96,000 for the year ended December 31, 2006 compared to net income of $212,884 for the corresponding period in 2005.

                                Chinawe.com Inc.
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                                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2007                            By:  /s/ Man Ying Ken Wai
                                                    -------------------------
                                                         Man Ying Ken Wai
                                                         Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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